Exhibit 99.2

MARTI TECHNOLOGIES, INC.

AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS FOR THE PERIOD

JANUARY 1 - JUNE 30, 2025 and 2024

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE INTERIM PERIOD JANUARY 1 - JUNE 30, 2025 AND 2024

(Amounts expressed in US$ unless otherwise indicated)

i

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AT JUNE 30, 2025 AND DECEMBER 31, 2024

(Amounts expressed in US$ unless otherwise stated)

	June 30,	December 31,
	2025	2024
ASSETS

Current assets
Cash and cash equivalents	4,208,116	5,148,857
Accounts receivable, net	757,552	203,522
Inventories	2,087,407	2,030,244
Other current assets	3,879,185	4,035,397
Total current assets	10,932,260	11,418,020

Non-current assets
Property, plant and equipment, net	4,129,776	5,493,171
Operating lease right of use assets	656,518	837,348
Intangible assets	439,845	589,588
Other non-current assets	1,057,140	2,040,522
Total non-current assets	6,283,279	8,960,629
Total assets	17,215,539	20,378,649

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term financial liabilities, net	4,123,994	4,555,895
Accounts payable	1,930,593	1,650,906
Operating lease liabilities	394,455	484,043
Deferred revenue	2,000,142	1,845,048
Accrued expenses and other current liabilities	2,708,221	2,786,556
Total current liabilities	11,157,405	11,322,448

Non-current liabilities
Long-term financial liabilities, net	78,865,147	70,119,275
Operating lease liabilities, net of current portion	39,064	87,713
Other non-current liabilities	316,576	290,124
Total non-current liabilities	79,220,787	70,497,112
Total liabilities	90,378,192	81,819,560

Stockholders’ equity
Common stock	7,771	6,327
Treasury shares	(195,438)	-
Share premium	93,348,702	85,597,939
Accumulated other comprehensive loss	(7,557,999)	(7,557,999)
Accumulated deficit	(158,765,689)	(139,487,178)
Total stockholders’ equity	(73,162,653)	(61,440,911)
Total liabilities and stockholders’ equity	17,215,539	20,378,649

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE INTERIM PERIOD JANUARY 1 - JUNE 30

(Amounts expressed in US$ unless otherwise stated)

	January 1 -	January 1 -
	June 30, 2025	June 30, 2024

Revenue	14,326,434	8,408,711

Operating expenses:
Cost of revenue	(7,367,528)	(9,886,487)
General and administrative expenses	(12,184,292)	(9,053,084)
Selling and marketing expenses	(3,067,288)	(6,461,905)
Research and development expenses	(1,111,242)	(611,317)
Other expenses	(3,339,127)	(1,598,658)
Other income	204,889	984,015
Total operating expenses	(26,864,588)	(26,627,436)
Loss from operations	(12,538,154)	(18,218,725)

Financial expense	(6,973,189)	(4,208,923)
Financial income	232,832	558,718
Loss before income tax expense	(19,278,511)	(21,868,930)

Income tax expense	-	-
Net loss	(19,278,511)	(21,868,930)

Net loss attributable to stockholders	(19,278,511)	(21,868,930)

Net loss per share
Weighted average shares used to compute basic and diluted net loss per share (no. of shares)	73,957,742	57,818,937
Net loss per common share – basic and diluted	(0.26)	(0.38)

Other comprehensive loss	-	-
Total comprehensive loss	(19,278,511)	(21,868,930)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE INTERIM PERIOD JANUARY 1 - JUNE 30

(Amounts expressed in US$ unless otherwise stated)

	Common stock		Treasury shares		Share	Accumulated other comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Premium	loss	deficit	equity
January 1, 2024	57,036,094	5,703	-	-	40,460,834	(7,557,999)	(65,606,196)	(32,697,658)

Net loss	-	-	-	-	-	-	(21,868,930)	(21,868,930)
Exercise of warrant	-	-	-	-	(89,970)	-	-	(89,970)
Compensation of share-based awards	-	-	-	-	1,121,179	-	-	1,121,179
Exercise of shared-based awards	959,626	96	-	-	1,361,790	-	-	1,361,886
Conversion of convertible notes into shares	606,060	61	-	-	999,939	-	-	1,000,000
June 30, 2024	58,601,780	5,860	-	-	43,853,772	(7,557,999)	(87,475,126)	(51,173,493)

January 1, 2025	63,272,419	6,327	-	-	85,597,939	(7,557,999)	(139,487,178)	(61,440,911)

Net loss	-	-	-	-	-	-	(19,278,511)	(19,278,511)
Repurchase of shares (*)	-	-	65,212	(195,438)	-	-	-	(195,438)
Exercise of incentive shares issued to convertible note holders	600,000	60	-	-	1,753,940	-	-	1,754,000
Compensation of share-based awards	-	-	-	-	4,148,322	-	-	4,148,322
Exercise of shared-based awards (**)	13,070,665	1,307	-	-	580,648	-	-	581,955
Exercise of shares issued to employee	98,724	10	-	-	167,920	-	-	167,930
Conversion of convertible notes into shares	666,667	67	-	-	1,099,933	-	-	1,100,000
June 30, 2025	77,708,475	7,771	65,212	(195,438)	93,348,702	(7,557,999)	(158,765,689)	(73,162,653)

(*)	Under the share repurchase program, the Group repurchased 65,212 shares during the current period. The treasury shares are accounted for at cost.

(**)	During the period, 13,070,665 shares were issued to the directors and CEO.

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE INTERIM PERIOD JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

	January 1 -	January 1 -
	June 30, 2025	June 30, 2024
OPERATING ACTIVITIES
Loss before tax	(19,278,511)	(21,868,930)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,795,566	4,359,071
Loss on disposal of assets	-	15,424
Share-based compensation, net of forfeitures	4,730,277	2,483,065
Interest expense, net	5,794,966	3,632,813
Foreign exchange loss/(gain), net	945,391	(119,661)
Other non-cash	416,629	726,552

Changes in operating assets and liabilities:
Accounts receivable	(554,030)	(108,791)
Inventories	(30,188)	230,891
Other current assets	787,601	570,457
Accounts payable	279,687	(740,962)
Deferred revenue	155,094	66,732
Accrued expenses and other current liabilities	(51,883)	269,140
A. Net cash used in operating activities	(5,009,401)	(10,484,199)

INVESTING ACTIVITIES
Purchase of treasury shares	(195,438)	-
Purchase of property and equipment	(282,430)	(90,012)
Purchase of intangible assets	-	(641,625)
B. Net cash used in investing activities	(477,868)	(731,637)

FINANCING ACTIVITIES
Proceeds from issuance of convertible notes	8,375,750	7,500,000
Repayment of convertible notes	-	(930,000)
Repayment of term loans	(833,334)	(2,639,000)
Interest paid	(3,163,818)	(3,083,796)
Proceeds from exercise of employee share options	167,930	-
Payments on warrants	-	(89,970)
C. Net cash generated from financing activities	4,546,528	757,234
D. Decrease in cash and cash equivalents (A+B+C)	(940,741)	(10,458,602)
E. Cash and cash equivalents at beginning of the period	5,148,857	19,424,059
Cash and cash equivalents at ending of the period (D+E)	4,208,116	8,965,457

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT
FOR THE INTERIM PERIOD JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

1 DESCRIPTION OF BUSINESS

Marti Technologies, Inc. (“Marti” or “Company”) formerly known as Galata Acquisition Corp. is an exempted company limited by shares, incorporated under the laws of the Cayman Islands on February 26, 2021. The registered address of the Company is Stuarts Corporate Services Ltd., P.O. Box 2510, Kensington House, 69 Dr Roy’s Drive, George Town, Grand Cayman KY1-1104.

As of June 30, 2025, the Company operates through its 100% subsidiaries; Marti Ileri Teknoloji Anonim Şirketi (“Marti Ileri”) and Marti Technologies I Inc. a Delaware corporation (“Marti Delaware”). The Company together with its consolidated subsidiaries will be referred to as the “Group” hereafter.

The Group is a mobility provider engaged in delivering technology enabled transportation solutions via car-hailing, motorcycle-hailing, and taxi-hailing services as well as electric scooter, electric bike, and electric moped rentals in urban areas. Founded on a proprietary technology platform, the Group currently offers its services serviced by proprietary software systems and Internet of Things (“IoT”) infrastructure across Türkiye via its mobile application.

2 BASIS OF PRESENTATION AND GOING CONCERN

2.1 Basis of presentation

These unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and include the accounts of the Group and its wholly- owned subsidiaries.

All inter-company balances and transactions have been eliminated. The Group uses the U.S dollar (“US$”) as its functional currency. The unaudited interim condensed consolidated financial statements have been presented in US$.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT
FOR THE INTERIM PERIOD JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

2 BASIS OF PRESENTATION AND GOING CONCERN (continued)

2.1 Basis of presentation (continued)

Hyperinflationary accounting

Marti İleri used Turkish Lira (“TL”) as functional currency until the end of
February 2022. Since the cumulative three-year inflation rate has risen to above 100% at the end of February 2022, based on the Turkish nation-wide consumer price indices announced by Turkish Statistical Institute (“TSI”), Turkiye is considered a hyperinflationary economy under FASB ASC Topic 830, Foreign Currency Matters starting from March 1, 2022.

Consequently, Marti İleri whose functional currency was TL until the end of February 2022, has remeasured its financial statements prospectively into new functional currency - US$ which is the non-highly inflationary currency in accordance with ASC 830-10-45-11 and ASC 830-10-45-12. According to ASC 830-10-45-9, ASC 830-10-45-10 and ASC 830-10-45-17, at the application date (March 1, 2022), the opening balances of non-monetary items are remeasured in US$ (new functional currency for Marti İleri) which is the functional currency of Marti Delaware. Subsequently, non-monetary items are accounted for as if they had always been assets and liabilities in US$. Monetary items are treated in the same manner as any other foreign currency monetary items. Subsequently, monetary items are remeasured into US$ using exchange rates as at balance sheet date. Differences arising from the remeasurement of monetary items are recognized in profit or loss.

2.2 Going concern

The Group has experienced recurring operating losses from operating activities since its inception and a deficit on its stockholders’ equity. To date, these operating losses have been funded primarily by stockholders. The Group had net losses of US$19,278,511, accumulated losses of US$158,765,689 at June 30, 2025 and the Group has used US$5,009,402 cash for its operations during the same period.

These interim condensed consolidated financial statements have been prepared in accordance with the going concern principle. Management has performed a going concern assessment for a period of twelve months from the date of approval of these interim condensed consolidated financial statements to assess whether conditions exist that raise substantial doubt regarding the Group’s ability to continue as a going concern. Management has assumed growth rates through the twelve months following the issuance date of these interim condensed consolidated financial statements based on (i) historical data, (ii) the operational results subsequent to the financial reporting date up to the date of the assessment, and (iii) revenue projections. The assessment includes knowledge of the Group’s subsequent financial position, the estimated economic outlook and identified risks and uncertainties in relation thereto. Furthermore, the review of the strategic plan and budget, including expected developments in liquidity were considered. In addition, the Group’s management prepared alternative scenarios to assess the ability of the Group to continue its operations in case no additional funding is obtained except for Callaway’s available loan commitment.

On April 16, 2025, the Company, Callaway, as a commitment party and a subscribing party, and the other subscribers party thereto, MSTV, NHTAF, Callaway and Farragut Square Global Master Fund, LP, entered into a Note Subscription Agreement (the “2025 Note Subscription Agreement”), pursuant to which the subscribers agreed to, from time to time, subscribe for the Company’s 12.50% Convertible Senior Secured Notes due 2029 (the “2029 Convertible Notes”) up to an aggregate principal amount of US$23,000,000 on the terms set forth therein. As of June 30, 2025, the subscribers subscribed for an aggregate principal amount of US$4,000,000 and the remaining amount of the 2029 Note Subscription Agreement was US$19,000,000.

Based on the above facts, management of the Group has concluded that adequate resources and liquidity are available to meet the cash flow requirements for the next twelve months after the release of these unaudited interim condensed consolidated financial statements, and it is reasonable to apply the going concern basis as the underlying assumption for the unaudited interim condensed consolidated financial statements.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT
FOR THE INTERIM PERIOD JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

2 BASIS OF PRESENTATION AND GOING CONCERN (continued)

2.3 Comparative financial information

The Group prepared its unaudited interim condensed consolidated balance sheet as of June 30, 2025 in comparison with the consolidated balance sheet prepared as of December 31, 2024; and prepared unaudited interim condensed consolidated statements of operations and comprehensive loss, unaudited interim condensed consolidated statements of changes in equity and unaudited interim condensed consolidated statements of cash flows between January 1 and June 30, 2025 in comparison with January 1 and June 30, 2024.

These unaudited interim condensed consolidated financial statements of the Group do not include all the information required for full annual financial statements and should therefore be read together with the year-end consolidated financial statements dated December 31, 2024.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Recently issued accounting standards not yet adopted

As an emerging growth Company that prepares its financial statements in accordance with U.S. GAAP, the Group has elected to use the extended transition period for complying with any new or revised financial accounting standards.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires a tabular reconciliation using both percentages and amounts, broken out into specific categories with certain reconciling items at or above 5% of the statutory tax further broken out by nature and/or jurisdiction. This ASU also has disclosure requirements related to income taxes paid (net of refunds received), broken out between federal, state/local and foreign, and amounts paid to an individual jurisdiction when 5% or more of the total income taxes paid. The ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Group is currently reviewing the impact of the adoption on the condensed consolidated financial statements.

On November 4, 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disaggregated disclosure of income statement expenses for public business entities (“PBEs”). The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. ASU 2024-03 is effective for all PBEs for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Group is currently reviewing the impact of the adoption on the condensed consolidated financial statements. All other new accounting pronouncements that have been issued but not yet effective are currently being evaluated and, at this time, are not expected to have a material impact on our financial position or results of operations.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT
FOR THE INTERIM PERIOD JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.2 Operating segments

The Group operates and reports as a single operating and reportable segment.

Effective October 1, 2024, the Group launched a unified subscription-based platform that provides customers access to both its ride-hailing and two-wheeled electric vehicle services through a single application. As a result of this strategic integration and a corresponding change in how the Chief Operating Decision Maker (CODM), Oğuz Alper Öktem who is also the CEO of the Group, evaluates performance and allocates resources, the Group determined that its operations are more appropriately presented as a single operating and reportable segment.

The segment realignment reflects changes in the Group’s internal organization and reporting structure. Starting October 2024, the CODM reviews financial performance on a consolidated basis, without distinguishing between the previously separate business lines. This updated reporting structure aligns with how the Group manages its business and strategic objectives.

The Group’s operations and activities are all located in Türkiye.

Comparative information for prior periods have been recast to reflect this change in segment reporting. The key measures of performance used by the CODM for the single reportable segment is segment loss before income tax expense.

For the June 30, 2025 and 2024, the key financial information regarding the operating single segment comprise the following:

	June 30, 2025	June 30, 2024
Revenue	14,326,434	8,408,711
-Cost of revenue	(7,367,528)	(9,886,487)
-General and administrative expenses	(12,184,292)	(9,053,084)
-Selling and marketing expenses	(3,067,288)	(6,461,905)
-Research and development expenses	(1,111,242)	(611,317)
-Other expense	(3,339,127)	(1,598,658)
-Other income	204,889	984,015
-Financial income	232,832	558,718
-Financial expense	(6,973,189)	(4,208,923)
Segment Loss Before Income Tax Expense	(19,278,511)	(21,868,930)
Loss Before Income Tax Expense	(19,278,511)	(21,868,930)

The measure of segment assets is reported on the balance sheet as total consolidated assets.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT
FOR THE INTERIM PERIOD JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

4 PROPERTY PLANT AND EQUIPMENT

Property plant and equipment, net consisted of the following:

	June 30, 2025	December 31, 2024
Rental vehicles	26,869,908	26,747,580
Furniture and fixtures	1,368,493	1,290,201
Leasehold improvements	880,697	798,889
Less: Accumulated depreciation	(24,989,322)	(23,343,499)
Total property plant and equipment, net	4,129,776	5,493,171

The following table summarizes the depreciation expenses recorded in the unaudited interim condensed consolidated statements of operations for the periods ended June 30, 2025 and 2024:

	January 1 -	January 1 -
	June 30, 2025	June 30, 2024
Cost of revenues	1,446,749	4,040,986
General and administrative expenses	199,074	183,498
Total	1,645,823	4,224,484

5 CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	June 30, 2025	December 31, 2024
Cash at banks	4,208,116	3,344,196
- Time deposit	193,513	435,545
- Demand deposit	4,014,603	2,908,651
Other liquid assets	-	1,804,661
Total	4,208,116	5,148,857

As of June 30, 2025, the details of the Group’s time deposit, maturity dates and interest rates are as follows:

Currency	Maturity	Interest rate %	June 30, 2025
TL	July 1, 2025	49.25	180,835
TL	July 1, 2025	49.25	12,678
Total			193,513

As of December 31, 2024, the details of the Group’s time deposit, maturity dates and interest rates are as follows:

Currency	Maturity	Interest rate %	December 31, 2024
TL	January 24, 2025	49.25	172,410
TL	January 1, 2025	30	4,380
TL	January 1, 2025	40	39,910
TL	January 1, 2025	40	218,845
Total			435,545

Due to the loan agreement with PFG dated January 20, 2021, the Group shall maintain a certain amount of cash, in demand or time deposit accounts over which PFG has a priority security interest.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT

FOR THE INTERIM PERIOD JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

6 REVENUE

For the periods ended at June 30, 2025 and 2024, the Group’s gross revenue information comprised of the following:

	January 1 -	January 1 -
	June 30, 2025	June 30, 2024
Rental revenues	14,553,227	8,912,888
Reservation revenue	3,375	6,665
Other revenue	-	8,110
Gross revenue	14,556,602	8,927,663

Sales discount	(220,774)	(505,872)
Sales refunds	(9,394)	(13,080)
Net revenue	14,326,434	8,408,711

Deferred revenue

Deferred revenue consists of prepaid coupons and wallet balances, which will be recorded as revenue when the relevant ride is taken, as that represents the satisfaction of the Group’s performance obligation.

	June 30, 2025	December 31, 2024
Wallet	1,760,236	1,552,074
Other	239,906	292,974
Total	2,000,142	1,845,048

The table below shows the wallet balances movement for the periods ended June 30, 2025 and 2024:

	January 1, 2025	Additions	2025 Revenue	FX rate Adj	June 30, 2025
Deferred revenue	1,552,074	1,550,497	(1,221,130)	(121,205)	1,760,236
Total	1,552,074	1,550,497	(1,221,130)	(121,205)	1,760,236

	January 1, 2024	Additions	2024 Revenue	FX rate Adj	June 30, 2024
Deferred revenue	1,339,954	1,664,443	(1,391,693)	(146,846)	1,465,858
Total	1,339,954	1,664,443	(1,391,693)	(146,846)	1,465,858

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT
FOR THE INTERIM PERIOD JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

7 OPERATING EXPENSES

For the periods ended at June 30, 2025 and 2024, expenses comprised of the following:

	January 1 -	January 1 -
	June 30, 2025	June 30, 2024
Cost of revenues	7,367,528	9,886,487
General and administrative expenses	12,184,292	9,053,084
Selling and marketing expenses	3,067,288	6,461,905
Research and development expenses	1,111,242	611,317
Total	23,730,350	26,012,793

For the periods ended at June 30, 2025 and 2024, cost of revenue comprised of the following:

	January 1 -	January 1 -
	June 30, 2025	June 30, 2024

Personnel expenses	2,843,652	2,782,661
Depreciation expense	1,446,749	4,040,986
Operating lease expense	1,055,675	953,398
Data cost expenses	767,983	270,062
Rental vehicle maintenance and repair expenses	466,647	886,114
Commission expenses	286,128	180,449
Amortization expense	149,743	134,587
Fuel expenses	80,650	113,963
Other	270,301	524,267
Total	7,367,528	9,886,487

For the periods ended at June 30, 2025 and 2024 general and administrative expenses comprised of the following:

	January 1 -	January 1 -
	June 30, 2025	June 30, 2024

Personnel expenses	8,582,640	5,828,792
Consulting and legal expenses	1,783,094	2,008,036
Office expenses	365,900	206,062
Depreciation expense	199,074	183,498
Travelling expenses	126,420	141,575
Other	1,127,164	685,121
Total	12,184,292	9,053,084

For the periods ended at June 30, 2025 and 2024, selling and marketing expenses comprised of the following:

	January 1 -	January 1 -
	June 30, 2025	June 30, 2024
Advertising consulting expense	2,446,843	1,711,132
Social media expense	343,437	2,152,126
Promotion expense	86,554	1,240,311
Other	190,454	1,358,336
Total	3,067,288	6,461,905

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT
FOR THE INTERIM PERIOD JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

8 FINANCIAL INCOME AND EXPENSE

For the periods ended at June 30, 2025 and 2024, financial income consists of the following:

	January 1 -	January 1 -
	June 30, 2025	June 30, 2024
Financial interest income	232,832	558,718
Total	232,832	558,718

For the periods ended at June 30, 2025 and 2024, financial expenses consists of the following:

	January 1 -	January 1 -
	June 30, 2025	June 30, 2024
Interest expense on financial liabilities	6,026,541	4,087,495
Foreign exchange loss, net	945,391	118,870
Bank commission expenses	1,257	2,558
Total	6,973,189	4,208,923

9 INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to stockholders.

The United States of America

Pursuant to Section 7874 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), even though the Group is an exempted group incorporated with limited liability under the laws of the Cayman Islands, the Group will be treated as a U.S. domestic corporation for all purposes of the Code. The Group will therefore be taxed as a U.S. domestic corporation for U.S. federal income tax purposes. As a result, the Group will be subject to U.S. federal income tax on its worldwide income.

The federal income tax rate for corporations is 21%. Additionally, a U.S. subsidiary is subject to US. Federal income taxes and state and local income taxes.

Turkiye

The Turkish subsidary is subject to Turkiye corporate income tax. In connection with legislation passed in July 2023, the corporate income tax increased to 25% beginning January 1, 2023.

Income withholding tax

10% withholding tax rate applies to profit distributions from the Turkish subsidiary to the Marti Delaware.

There is no tax expense recognized as the Group’s effective tax rate is 0%.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT
FOR THE INTERIM PERIOD JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

10 SHORT-TERM AND LONG-TERM FINANCIAL LIABILITIES

As of June 30 2025 and December 31 2024 the details of the short-term and long-term financial liabilities are as follows:

	Conversion exercise price	Contractual interest rate %	Maturity date	2025	2024
Term loan, net	--	10.25%	Dec 11, 2025	469,889	846,398
Term loan, net	--	10.25%	Oct 11, 2025	421,060	833,334
Convertible notes, short term	$1.65	15.00%	July 10, 2025	3,233,045	2,876,163
Convertible notes, long term	$1.65	15.00%	July 10, 2028	76,067,004	70,119,275
Convertible notes, long term	$4.95	12.50%	July 10, 2029	2,798,143	-
Total financial liabilities, net				82,989,141	74,675,170

Of which classified as:
Current financial liabilities, net				4,123,994	4,555,895
Non-current financial liabilities, net				78,865,147	70,119,275

Pre-Fund Subscription Agreements

In connection with the execution of the Business Combination Agreement, we entered into the Pre-Fund Subscription Agreement. Pre-funded notes were classified under long-term financial liabilities account amounting to US$19,274,415 became 2028 Convertible Notes (as defined below) as of the closing date of the business combination on July 10, 2023. In addition, the Company had net proceeds of US$35,500,000 from private investment in public equity (“PIPE”) financing of 15% convertible senior notes due 2028 pursuant to an Indenture, dated July 10, 2023, between the Company and U.S. Bank Trust Company, National Association, as trustee (the “trustee”), as amended by that certain First Supplemental Indenture, dated April 17, 2025, between the Company and the trustee (the “2028 Convertible Notes”). As of June 30, 2025, the total amount of such 2028 Convertible Notes, which includes additional investment amounts from current and new subscribers, accrued interest, and incentive shares reduced from the convertible note liabilities, was US$82,098,192. Of this amount, US$79,300,049 was in-the-money at an exercise price of US$1.65.

Callaway Commitment Letter

The Company and Callaway Capital Management LLC (“Callaway”), entered into a Commitment Letter, dated as of March 22, 2024, as amended by the certain Amendment to the Commitment Letter, dated as of September 19, 2024, and as further amended by Second Amendment to the Commitment Letter, dated December 21, 2024 (the “Commitment Letter”), evidencing Callaway’s commitment to complete certain subscription obligations as set forth therein.

Subscription Agreements to the 2028 Convertible Notes

On March 22, 2024, the Company and 405 MSTV I, L.P. (“MSTV”), as the subscribers party thereto further entered into a Convertible Notes Subscription Agreement, pursuant to which the subscriber subscribed for the 2028 Convertible Notes in an aggregate principal amount of US$7,500,000 (the “March 2024 Subscription”). Between the period ranging from September 2024 through March 2025, the Company, Callaway, as a commitment party, and the subscribers party thereto, MSTV and New Holland Tactical Alpha Fund LP (“NHTAF”), further entered into various Subscription Agreements and amendments to existing Subscription Agreements, pursuant to which the subscribers thereto subscribed for the 2028 Convertible Notes and such subscriptions were in partial satisfaction of Callaway’s obligations under the Commitment Letter, which resulted in the Company issuing equity incentive shares to Callaway and the subscribers thereto pursuant to the terms under the Commitment Letter. In total, the commitment party and subscribers’ parties subscribed in an aggregate principal amount of US$14,875,750.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT
FOR THE INTERIM PERIOD JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

10 SHORT-TERM AND LONG-TERM FINANCIAL LIABILITIES (continued)

Subscription Agreements to the 2029 Convertible Notes

On April 16, 2025, the Company, Callaway, as a commitment party and a subscribing party, and the other subscribers party thereto, MSTV, NHTAF, Callaway and Farragut Square Global Master Fund, LP, entered into a Note Subscription Agreement (the “2025 Note Subscription Agreement”), pursuant to which the subscribers agreed to, from time to time, subscribe for the Company’s 12.50% Convertible Senior Secured Notes due 2029 (the “2029 Convertible Notes”) up to an aggregate principal amount of US$23,000,000 on the terms set forth therein. As of June 30, 2025, the subscribers subscribed for an aggregate principal amount of US$4,000,000 and the remaining amount of the 2029 Note Subscription Agreement was US$19,000,000.

Further, the Group issued incentive shares in connection with certain convertible notes that are finalized but not yet issued. These cost totaling US$3,454,253 are classified under Other Assets in the balance sheet as of June 30, 2025. Upon issuance of the convertible notes, these amounts will be reclassified as a reduction of the carrying amount of the convertible note liability. The cost will then be amortized over the life of the convertible note using the effective interest method.

As at June 30 2025 and December 31 2024, maturity profile of financial liabilities consists of the following:

	June 30, 2025	Dec 31, 2024
2026	4,123,994	4,555,895
2027	-	-
2028	80,293,726	70,119,275
2029	4,043,394	-
Total	88,461,114	74,675,170

Convertible notes:

Convertible notes are presented as a financial liability in the interim condensed consolidated financial statements. On issuance of the convertible notes, the liability is measured at fair value i.e. the proceeds received, and subsequently carried at amortized cost (net of transaction costs) until it is extinguished on conversion or redemption.

Convertible notes are classified as long-term liabilities based on the expected conversion date in accordance with the convertible note agreements.

The maturity of the convertible note agreements with a maturity date of July 10, 2028 was five-years as of the original notes issuance date. Convertible notes will accrue interest at the rate of fifteen percent (15.00%) per annum; provided that interest shall be payable (a) at a rate per annum equal to ten percent (10.00%) with respect to interest paid in cash (“Cash Interest”) and (b) at a rate per annum equal to five percent (5.00%) with respect to PIK Interest.

The maturity of the convertible note agreements issued as part of the April 2025 Note Subscription Agreement, maturing in July 2029, is four years and three months. New convertible notes will accrue interest at the rate of twelve and one-half percent (12.50%) per annum; provided that interest shall be payable at a rate per annum equal to twelve and one-half percent (12.50%) with respect to PIK Interest.

Term loan:

The term loan will be repaid in full in 2025. Further, the term loans are subject to certain covenants, with which the Group remains in full compliance as of the reporting date.

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT
FOR THE INTERIM PERIOD JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

11 COMMITMENTS AND CONTINGENCIES

The Group are subject to various legal proceedings and claims that arise in the ordinary course of our business.

On February 3, 2023, the Istanbul Otomobilciler Esnaf Odası, an association of taxi owners, filed a lawsuit against the Group in the Istanbul 14th Commercial Court over the Group’s ride-hailing and e-moped services, claiming that these services create unfair competition. The plaintiff also requested that the court prevent third parties from accessing these services through the Group’s website or mobile app.

In response, the court issued an order on March 6, 2023, blocking access to the ride-hailing service. The Group appealed this decision, and the injunction was lifted on June 20, 2023.

On July 19, 2024, following expert reports and hearings, the court ruled in favor of the plaintiff regarding the Group’s ride-hailing service but dismissed claims related to the Group’s motorcycle-hailing service. The court also issued an order blocking access to the Group’s ride-hailing app but clarified that this did not affect other activities. The Group filed objections to the ruling on October 1, 2024, except for the part related to motorcycle-hailing.

The 14th Civil Chamber of the Istanbul Regional Court of Justice overturned the decision, stating that the expert reports were insufficient and that the court had not properly considered the defendant’s defenses. The case was sent back to the first instance court for retrial.

Following this, the case resumed in the Istanbul 14th Commercial Court. Additionally, a lawsuit filed by the Antalya Chamber of Drivers was combined with the existing case, as both were related. At the second hearing of the retrial held on March 21, 2025, the Istanbul 14th Commercial Court appointed a new expert committee and requested a new report. The last hearing was held on July 18, 2025, and the case has been postponed to September 26, 2025, for the expert committee to submit its report. As of today, the expert report has still not been issued.

Under Turkish law, the association cannot seek financial compensation from the Group. However, individual taxi drivers could potentially file separate lawsuits against the Group, claiming compensation for actual losses due to the Group’s ride-hailing service.

12 EARNINGS PER SHARE

Since the Group was in a loss position for the periods ended June 30, 2025, and 2024, basic net loss per share was the same as diluted net income per share for the periods presented. The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders for the periods ended June 30, 2025, and 2024.

	2025	2024
Numerator:
Net loss attributable to common stockholders	(19,278,511)	(21,868,930)

Denominator:
Basic and diluted weighted-average shares outstanding	73,957,742	57,818,937

Loss per share:
Basic and diluted loss per share	(0.26)	(0.38)

MARTI TECHNOLOGIES, INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT
FOR THE INTERIM PERIOD JANUARY 1 – JUNE 30

(Amounts expressed in US$ unless otherwise stated)

12 EARNINGS PER SHARE (continued)

In the current period, the calculation of basic and diluted net loss per share also reflects the impact of treasury shares, which have been deducted from the total number of outstanding shares. Treasury shares are excluded from the weighted-average number of shares outstanding for both basic and diluted EPS.

Securities (including those issuable pursuant to contingent stock agreements) that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented. Full disclosure of the terms and conditions of these securities is required even if a security is not included in diluted EPS in the current period.

The following potentially dilutive outstanding securities were excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented:

	June 30,	June 30,
	2025	2024

Stock options	2,394,840	691,916

13 SUBSEQUENT EVENTS

Management has evaluated subsequent events and determined that there are no events or transactions that require disclosure in the interim condensed consolidated financial statements.